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MAR 03 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott R. Reeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie R Connell
Commonwealth of Virginia
Notary Public
Commission No. 7784313
My Commission Expires 3/31/2022

Signature

President and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors
Capital Brokerage Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2019, the related statements of operations, changes in shareholder's interest, and cash flows for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1993.

Richmond, Virginia
March 2, 2020

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2019

(Dollar amounts in thousands, except shares and per share amounts)

Assets		
Cash and cash equivalents	$	5,082
Commissions receivable		1,003
Other assets		35
Total assets	$	6,120
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities	$	6
Current income taxes payable to affiliate		140
Total liabilities	$	146
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		4,029
Total shareholder's interest		5,974
Total liabilities and shareholder's interest	$	6,120

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

On October 21, 2016, Genworth entered into an agreement and plan of merger (the "Merger Agreement") with Asia Pacific Global Capital Co., Ltd. ("Parent"), a limited liability company incorporated in the People's Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People's Republic of China (together with its affiliates, "China Oceanwide"), and Asia Pacific Global Capital USA Corporation ("Merger Sub"), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC ("Asia Pacific Insurance"), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into Genworth with Genworth surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance. China Oceanwide has agreed to acquire all of Genworth's outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash.

At a special meeting held on March 7, 2017, Genworth's stockholders voted on and approved a proposal to adopt the Merger Agreement. The closing of the transaction remains subject to other closing conditions and approvals.

The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies. In January 2011, the affiliated insurance companies discontinued new sales of the variable products but would continue to service existing blocks of business.

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

(b) Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued new accounting guidance related to accounting for credit losses. The guidance requires entities to recognize an allowance equal to its estimate of lifetime expected credit losses and applies to most debt instruments not measured at fair value, which would primarily include our commissions receivable. We adopted this new accounting guidance on January 1, 2020, which did not have a significant impact on our financial statements and disclosures.

(c) Revenues and Expenses

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

The services and related obligations associated with certain of these revenues, which include supporting each funds investor by delivering prospectuses, statements of information such as trust reports, notices, proxies and proxy statements, marketing materials, educational materials, responding to questions, transmitting purchase and redemption requests, and maintaining the records for each shareholder of a fund, are generally satisfied over a month or quarter. However, these fees are received and recognized over time during the period the customer owns the shares, and we remain the broker of record. The amount of fees is variable based on the length of time the customer holds the shares and on changes in the value of the underlying assets.

The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2019.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(e) Commissions Receivable

The Company does not carry commissions receivable balances greater than 90 days.

(f) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2019 and, therefore, has not included a statement of changes for such activities.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(h) Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that calculates tax liability on a separate company basis but provides benefits for losses or credits utilized in the consolidated return. If Genworth is unable to fully utilize current period losses or credits in its consolidated return, then the Company will only receive the benefit of their allocated losses or credits when applied on a future tax return.